Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy #102
Kailua-Kona, HI  96740

February 16, 2012

Via EDGAR/CORRESP

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

RE:                          Cyanotech Corporation

Form 10-K for Fiscal Year Ended March 31, 2011, Filed June 23, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011, Filed August 11, 2011

Form 10Q for the Quarterly Period Ended September 30, 2011, Filed November 14, 2011

Definitive Proxy Statement, Filed July 20, 2011

File No. 000-14602

Dear Mr. Rosenberg:

This letter is being provided in response to your comment letter dated February 3, 2012 to Mr. Brent Bailey, President, CEO and Director of Cyanotech Corporation (the “Company”),  regarding the Company’s aforementioned filings.  As requested, our responses are keyed to each individual comment.

Form 10-K for the fiscal year ended March 31, 2011

Patents, Trademarks and Licenses, page 8

1.              Please amend your filings to disclose the expiration of the patents related to the production method and the patents related to the usage of the BioAstin products.  See Item 101(h)(4)(vii) of Regulation S-K.  You disclose that your expertise for many years has been in the development of efficient, stable and cost-effective production systems for microalgal products and provide a discussion of your proprietary systems.  Given your competition with similar products, please advise us why you believe that a loss of such patent rights is not likely to have a material adverse effect on your present business as a whole.  Alternatively, please revise your disclosure to remove this statement.

Response:  The Company expects to submit Form 10-K/A to amend the wording as per above within a week.  Please refer to Attachment A of this letter for the revised language for the discussion on patents, trademarks and licenses.

Item 9A.  Controls and Procedures, page 41

2.              You indicate that your disclosure controls and procedures are effective as of March 31, 2011.  Regulation S-K 308(a) also requires management to provide a report on internal controls over financial reporting (ICFR) as of the end of the most recent fiscal year in the annual report on Form 10-K.  Please amend your filing to provide the following:

•                  A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting;

•                  A statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting; and

•                  Management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Response:  The Company expects to submit Form 10-K/A to amend the filing to include the requested statements and our assessment of the effectiveness of internal control over financial reporting as of the year ended March 31, 2011, as set forth above, within a week .   Please refer to Attachment B of this letter for the revised language for Item 9A.

Form 10-Q for the quarter ended June 30, 2011

Item 4.  Controls and Procedures, page 18

3.              Please amend your filing to specifically state if your disclosure controls and procedures were effective at the end of the period as your statement “…management believes systems and procedures were in place to reasonably ensure accurate financial data” is vague.

Response:  The Company expects to submit Form 10-Q/A for the quarter ended June 30, 2011 to amend the filing to add the requested information within a week.

The language described as “vague” will be moved to the end of the third paragraph of Item 4. (a) which list the various measures taken by the Company to continually improve and evaluate the effectiveness of its controls over financial reporting and restated as follows:  “Based on these measures, management believes systems and procedures are in place and effective to reasonably ensure accurate financial data as of June 30, 2011.”  Also, a reference to the Form 10-K/A to be filed concurrently herewith is being added to the cross reference to the original Form 10-K filing on June 23, 2011.

RE Form 10-Q for the quarter ended September 30, 2011:

Item 4.  Controls and Procedures, page 18

4.              Please amend your filing to specifically state if your disclosure controls and procedures were effective at the end of the period as your statement “…management believes systems and procedures were in place to reasonably ensure accurate financial data” is vague.

Response:  The Company expects to submit Form 10-Q/A for the quarter ended September 30, 2011 to amend the filing to add the requested information by making the identical changes described in our Response to Comment 3, above (except for the date of the amended filing), within a week.

Definitive Proxy Statement filed July 20, 2011

Executive Compensation and Other Information, page 21 -

5.              Please amend your filing to include the Outstanding Equity Awards Table at Fiscal Year End.  See Item 402(p) of Regulation S-K.

Response:  The Company expects to submit the Outstanding Equity Awards Table at Fiscal Year End as amended or revised material to the Definitive Proxy Statement filed on Schedule 14A on July 20, 2011, within a week.  The Company believes that most of the information required was included in the table on page 11 of the Proxy Statement, but the information not included will be provided as requested.  Please refer to Attachment C of this letter for the Outstanding Awards Table at Fiscal Year End.

Pursuant to your request, the Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the Staff Comments and for the assistance provided by the persons identified in your letter to us.  We appreciate this interaction with the Division of Corporate Finance and assure you that the experience has been beneficial to the Company.

Please do not hesitate to contact the undersigned at (808) 334-9498 if we can be of further assistance.

Very truly yours,

CYANOTECH CORPORATION

/s/ Jole Deal
Jole Deal, Chief Financial Officer

cc:	Brent D. Bailey, President and CEO
Board of Directors

Attachment A

Patents, Trademarks and Licenses

We have been granted five United States patents:  two on aspects of our production methods and three relating to usage of our BioAstin products.

Our production method patents include:  (i) a utility patent on drying microalgae and micro algal products, which expires in October 2012; and (ii) a utility patent on microalgae production technology, which will expire in October 2016.  Our patents relating to usage of our BioAstin products are three utility patents on the use of astaxanthin, which will expire in December 2019, February 2020 and April 2020.

Although we view our proprietary rights as important, we currently believe that a loss of patent rights is not likely to have a material adverse effect on our present business as a whole.  Instead, our commercial results mainly depend upon our trade secrets, know-how, other non-patent proprietary rights, relationships, our climate and our location.  As a result, we feel that our competitors in the U.S. would not be able to implement competing technology covered by our patents now, after their expirations or otherwise, without our same combination of non-patented attributes.

Our operations are not dependent upon any single trademark, although some trademarks are identified with a number of our products and are important in the sale and marketing of such products.

Attachment B

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”), we have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act as of the end of the period covered by this Report. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2011. This assessment was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, using those criteria, management concluded that our internal control over financial reporting was not effective as of March 31, 2011 due to material weaknesses in our internal control over financial reporting in the calculations and applications of certain accounting practices relative to the carrying value of inventory.

A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board) is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by the entity’s internal control. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to a permanent exemption from the internal control audit requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting.

In order to address the material weakness identified in the prior years, we have continued to make changes in our internal controls over financial reporting throughout the fiscal year ended March 31, 2011. These changes, designed to improve our internal controls and procedures, relate to proper accounting for inventory costs in accordance with GAAP and with internal control over financial reporting. These measures include:  upgrades and improvements to the Company’s resource management system; automation of manual functions within the resource management system, through the use of interfacing add-on applications and through software application that manage critical data independently; subscription to an online knowledgebase to provide the latest updates and checklists of accounting and reporting standards; additional accounting personnel and system training. However, we continue to rely on a highly manual process involving a number of spreadsheets used in the valuation of inventory, and we have been unable to completely remediate the internal control deficiencies noted in the past.

Limitations on the Effectiveness of Controls.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistakes. Controls can also be circumvented by the individual acts of some persons, or by collusion of two or more people. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attachment C

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
		Number of Shares of Common Stock Underlying Unexercised Options (#)		Option exercise	Option expiration
Name	Grant Year	Exercisable	Unexercisable	price ($)	date

Brent D. Bailey (1)	2011	—	230,000	3.04	1/12/2021
	Total	—	230,000
Deanna L. Spooner (2)	2008	3,000	2,000	1.60	2/22/2018
	2009	15,000	35,000	1.52	12/4/2018
	Total	18,000	37,000
Gerald R. Cysewski (3)	2008	1,200	800	1.60	2/22/2018
	2010	1,000	9,000	2.08	4/30/2019
	Total	2,200	9,800
Robert J. Capelli (3)	2008	—	800	1.60	2/22/2018
	2010	1,000	9,000	2.08	4/30/2019
	Total	1,000	9,800
Glenn D. Jenson (3)	2008	1,200	800	1.60	2/22/2018
	2010	1,000	9,000	2.08	4/30/2019
	Total	2,200	9,800

(1)        Options to purchase 230,000 shares were granted January 12, 2011 in accordance with Mr. Bailey’s Letter of Employment and vest on January 11, 2012, 2013 and 2014 as to 81,000 shares, 81,000 shares and 68,000 shares, respectively.

(2)        Options to purchase 5,000 shares granted on February 22, 2008 and 50,000 shares granted on December 4, 2008, all under the 2005 Plan of which 18,000 were exercisable at March 31, 2011. The options vest and become exercisable over 4 years of continuing employment in increasing annual installments (10%, 20%, 30%, 40%) beginning one year after the grant date.

(3)        Options to purchase 2,000 shares were granted on February 22, 2008 and 10,000 shares granted on April 30, 2009, all under the 2005 Plan of which 2,200 were exercisable at March 31, 2011. The options vest and become exercisable over 4 years of continuing employment in increasing annual installments (10%, 20%, 30%, 40%) beginning one year after the grant date.  Mr. Capelli exercised 1,200 options on March 21, 2011.